Exhibit 99.2

BlueNRGY Group Limited

(A.C.N. 010 966 793)

Financial Report

for the six months ended 31 December 2015

Unaudited

Table of contents

Unaudited Financial Information

Condensed consolidated statement of comprehensive income

		3 Months Ended	6 months ended
		December 31, 2015 A$’000	December 31, 2015 A$’000

Revenues from continuing operations		12,173	19,753
Other income		(214)	7
Cost of raw materials, consumables used, and contractors		(10,093)	(15,569)
Employee benefit expenses		(2,940)	(5,459)
Amortisation and depreciation		(138)	(266)
Other expenses	3	(1,182)	(2,141)
Share based payments expense	3	—	(1,267)
Net finance income/(costs)	3	(271)	(355)
Loss from continuing operations before income tax		(2,665)	(5,297)
Income tax benefit/(expense)		—	—

Loss from continuing operations		(2,665)	(5,297)

Other comprehensive income
Items that may be reclassified to profit or loss
Exchange differences on translation of foreign operations		105	7
Other comprehensive loss for the period, net of tax		105	7
Total comprehensive profit/(loss) for the period		(2,560)	(5,290)

		$	$
Earnings per share for profit attributable to the ordinary equity holders of the company:
Basic earnings/(loss) per share		(0.46)	(0.97)
Diluted earnings/(loss) per share		(0.46)	(0.97)

The above condensed statement of comprehensive income should be read in conjunction with the accompanying notes.

Condensed consolidated statement of financial position

	Consolidated
	December 31 2015 $’000	June 30 2015 $’000
ASSETS
Current Assets
Cash and cash equivalents	924	482
Trade and other receivables	8,701	2,801
Inventories	1,740	223
Other current assets	662	151
Total Current Assets	12,027	3,657

Non-Current Assets
Plant and equipment	2,282	2,356
Goodwill and intangible assets	17,455	14,016
Other non-current assets	65	70
Total Non-Current Assets	19,802	16,442
TOTAL ASSETS	31,829	20,099

LIABILITIES
Current Liabilities
Trade and other payables	13,795	5,551
Interest-bearing loans and borrowings	3,851	2,408
Provisions	551	335
Total Current Liabilities	18,197	8,294

Non-Current Liabilities
Interest-bearing loans and borrowings	4,996	4,592
Provisions	69	67
Total Non-Current Liabilities	5,065	4,659
TOTAL LIABILITIES	23,262	12,953
NET ASSETS	8,567	7,146

EQUITY
Contributed equity	150,563	145,119
Retained earnings (Accumulated losses)	(144,963)	(139,666)
Reserves	2,967	1,693
TOTAL EQUITY	8,567	7,146

(1) The condensed consolidated balance sheet as of June 30, 2015 has been derived from the audited consolidated financial statements as of that date.

The above condensed statement of financial position should be read in conjunction with the accompanying notes.

Condensed consolidated statement of changes in equity

For the 6 months ended December 31, 2015	Ordinary shares $’000	Preference shares $’000	Share options reserve $’000	Translation reserve $’000	Retained earnings (Accumulated Losses) $’000	Total $’000

At July 1, 2015	144,338	781	2,104	(411)	(139,666)	7,146
Profit/(loss) for period	—	—	—	—	(5,297)	(5,297)
Other comprehensive income	—	—	—	7	—	7
Total comprehensive income for the period	—	—	—	7	(5,297)	(5,290)

Transactions with owners in their capacity as owners
Shares issued	3,382	2,070	—	—	—	5,452
Share issue costs	(8)	—	—	—	—	(8)
Share based payments	—		1,267	—	—	1,267
Balance at December 31, 2015	147,712	2,851	3,371	(404)	(144,963)	8,567

For the 3 months ended December 31, 2015	Ordinary shares $’000	Preference shares $’000	Share options reserve $’000	Translation reserve $’000	Retained earnings (Accumulated Losses) $’000	Total $’000

At September 30, 2015	146,475	2,160	3,371	(509)	(142,298)	9,199
Profit/(loss) for period	—	—	—	—	(2,665)	(2,665)
Other comprehensive income	—	—	—	105	—	105
Total comprehensive income for the period	—	—	—	105	(2,665)	(2,560)

Transactions with owners in their capacity as owners
Shares issued	1,244	691	—	—	—	1,935
Share issue costs	(7)	—	—	—	—	(7)
Share based payments	—		—	—	—	—
Balance at December 31, 2015	147,712	2,851	3,371	(404)	(144,963)	8,567

The above condensed statement of changes in equity should be read in conjunction with the accompanying notes.

Condensed consolidated statement of cash flows

	3 Months Ended	6 months ended
	December 31, 2015 A$’000	December 31, 2015 A$’000
Cash flow from operating activities
Receipts from customers (inclusive of GST)	11,251	15,395
Payments to suppliers and employees (inclusive of GST)	(12,057)	(17,783)
Finance costs	(7)	(15)
Net cash flows (used)/provided in operating activities	(813)	(2,403)

Cash flow from investing activities
Purchase of property, plant and equipment	—	(19)
Payment for the purchase of controlled entities, net of cash acquired	—	(2,948)
Net cash flows provided/(used) in investing activities	—	(2,967)

Cash flow from financing activities
Proceeds from issue of ordinary shares	553	2,690
Proceeds from issue of preference shares	691	2,070
Proceeds from borrowings	138	1,089
Payment of finance lease liabilities	(18)	(37)
Net cash flows provided/(used) in financing activities	1,364	5,812

Net (decrease) / increase in cash and cash equivalents	551	442
Cash and cash equivalents at beginning of period	373	482
Cash and cash equivalents at end of period	924	924

The above condensed statement of cash flows should be read in conjunction with the accompanying notes.

Notes to the financial statements

Notes to the condensed interim financial statements

1.	Basis of preparation – Interim Financial Information

The accompanying condensed consolidated interim financial statements have not been audited. In the opinion of management, these unaudited consolidated financial statements contain all adjustments necessary to present fairly the financial position, results of operations and cash flows for the interim periods reported. The results of operations for interim periods are not necessarily indicative of the results expected for the full fiscal year or for any future period. The interim financial statements should be read in conjunction with the latest audited annual financial statements for the fiscal year ending June 30, 2015.

The interim financial report is presented in Australian dollars and all values are rounded to the nearest thousand dollars ($’000) unless otherwise stated.

Description of Business

BlueNRGY Group Limited (BlueNRGY) is an Australian corporation operating in the global renewable energy and energy-efficiency sectors. Our businesses provide technology and services that allow owners of renewable generation assets to maximize power production and return on investment throughout the lifecycle of this long-lived class of assets. In some regions where we operate, most notably in Australia and the U.S., this includes the application of our engineering know-how and extensive data resources to monitor and manage renewable power systems, design and install efficient new renewable systems and to upgrade, retrofit and optimize existing facilities. In Australia, we also deliver differentiated products and services that are designed to allow electricity consumers to reduce power costs and increase efficiency of their climate control and other systems. Our activities are divided among the following lines of business:

-	Renewable Power Systems Data Management
-	Solar Photovoltaic (or PV) System Design & Installation
-	O&M and Facilities Management for Renewable Systems
-	Remote Area Power System (RAPS)
-	Energy Efficiency/Technology Solutions

In September 2015 we acquired the assets and business operations of Draker Inc., establishing us as one of the leading independent providers of solar monitoring and data analytics in North America. We currently receive and compile operating performance and other pertinent data from more than 2,000 solar PV installations in the Americas, Australia, Asia and Europe representing more than 2GW of generation capacity. Our system monitoring and control solutions, and those of Draker in particular, have gained wide acceptance for their reliability, durability and accuracy.

Over the past five years, we actively diversified our solar PV business geographically in order to capitalize on high expected demand for new renewable energy generation. Including the experience of entities we have acquired, we have completed or are currently constructing renewable power installations with nameplate capacity of more than 125MW, including approximately 50MW of Solar PV facilities currently under construction in the USA and 17,000 small-scale systems in Australia. We have also developed and constructed more than 100MW of wind power systems.

BlueNRGY’s renewable O&M business is currently small and, until January 2016 was incubated within our Data Management segment. We intend to scale it rapidly in response to demand from our monitoring customers who want the benefit of applying our data-driven processes for maximizing the financial performance of their projects. In addition, our O&M management unit now oversees our own small portfolio of renewable generation assets referred to as RAPS and broken out as a separate segment.

In our energy efficiency and technology solutions business segment we are currently active only in the Australia region. Included in this business segment is our Melbourne Australia based HVAC contracting subsidiary referred to as Parmac.

BlueNRGY is a company limited by shares, incorporated in Australia, whose shares are publicly listed on the OTC marketplace under the symbol: CBDEF.

Notes to the financial statements

Application of Critical Accounting Policies, Estimates and Judgments

Our accounting policies form the basis for preparation of our financial statements and our financial statements in turn are an essential factor in understanding our operations. Our accounting policies are in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The preparation of our financial statements required management to make judgments, estimates, assumptions and judgments that affect the reported amounts of revenue, assets, liabilities and expenses. Our management re-evaluates estimates on an on-going basis and such estimates are based on historical experience and on various other assumptions that management believes to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. Unless otherwise stated, all dollar amounts recorded in our financial statements are expressed in the currency of the Commonwealth of Australia.

Critical accounting policies

Critical accounting policies that reflect our industry and activity-specific accounting treatments used in preparing our interim financial statements presented for the three and six months ended December 31, 2015 or that have significant potential to result in a material adjustment to the carrying amounts of assets and liabilities during such periods are set forth below. Comparative results for the periods ending September 30, 2014 and December 30, 2014 are not presented because, in the opinion of management, our reorganization under the deed of company arrangement (“DOCA”) effective January 27, 2015 and the related discontinuation of various subsidiary business makes the results not comparable.

Going concern

The condensed interim financial statements have been prepared assuming that we will continue as a going concern and, accordingly, do not include any adjustments that might result from the outcome of this uncertainty. Our current liabilities exceeded our current assets by A$6.2 million as of December 31, 2015. This deficiency includes $3.8 million of loans classified as current liabilities pursuant to revolving loan note agreements or promissory notes payable on demand. . The lenders are either affiliates of members of the Board of Directors or significant shareholders in the company and management expects that their financial support will continue to be provided. We remain dependent upon receiving continuing support from existing lenders, raising additional funds in new financings, and monetizing long-term assets to fund the business and to continue as a going concern.

During the six months ended December 31, 2015 the Company has been successful in raising funds through the issuance of ordinary shares under Share Purchase Agreements. A total of US$1,950,000 (A$2,690,000) of cash has been raised from the issuance of 643,993 ordinary shares at US$3.028 per share. Additionally, a further US$436,000 (A$599,000) of liabilities for fees and salaries due to executives of the company were extinguished through the issuance of 144,125 ordinary shares in the company. Subsidiary preference shares (refer to Note 11 below for more detail) with a face value of US$1,500,000 (A$2,070,000) were issued during the six months to December 31, 2015 to fund the Draker acquisition.

Proceeds from borrowing during the six months ended December 31, 2015 across the group were A$1,089,000. Refer to Note 11 for more detail on borrowings.

Revenue recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to us and the revenue can be reliably measured, regardless of when payment is being made. Revenue is measured at the fair value of the consideration received or receivable, taking into account contractually defined terms of payment and excluding taxes or duty. The specific recognition criteria described below are applicable to the primary sources of our revenue:

(i)	Sale of products, materials and parts - Revenue from the sale of products, material and parts is recognized upon the delivery of goods to customers.

(ii)	Construction contracts - Contract revenue and expenses, such as those related to large-scale solar and air conditioning projects where we are acting as a general contractor, are recognized in accordance with the percentage of completion method unless the outcome of the contract cannot be reliably estimated. Revenue is matched with the contract costs incurred in reaching the stage of completion, resulting in reporting revenue, expenses and profit, which can be attributed to the work completed. When it is probable that a loss will arise from a construction contract, the excess of total costs over revenue is recognized immediately as an expense. Where the outcome cannot be measured reliably, revenue is recognized only to the extent that related expenditure is deemed recoverable. The stage of completion of a contract is measured by reference to the recoverable costs incurred to date as a percentage of estimated total costs for the contract.

Notes to the financial statements

(iii)	Project development revenue - Revenue from large-scale solar and wind projects that we undertake as principal is recognized when the project is commissioned and rents or revenues from the power sales are received, or if control of the project is sold to a third party, when the risks and rewards of ownership have been transferred. The timing and amount of revenue recognized depends on the specifics of each such project and the arrangements that we have with our customers. Costs incurred for project development are expensed in the period in which incurred unless we determine that it is probable the project will be completed and generate future economic benefit equal to or in excess of such costs and that can be measured reliably in which case the costs are recorded in inventory until a development fee is recognized.

Work-in-progress

Project work in progress includes both work in progress on construction contracts, such as those performed for customers of our large-scale solar and air conditioning systems customers and projects in progress in which we are a principal such as certain large-scale solar projects, or in which we are investing in project development for a fee such as large-scale wind projects. Costs incurred for developing projects for which we are acting as a principal or earning a developer fee is valued at the lower of cost and estimated net realizable value when it is probable that the project will be completed, will generate future economic benefits and the costs can be measured reliably. Cost comprises staff salary costs and direct expenses including direct material costs and contractor costs together with an appropriate proportion of overheads. Other development expenditures that do not meet these criteria are recognized as an expense as incurred. Development costs previously recognized as an expense are not recognized as an asset in a subsequent period.

Significant Accounting Judgments, Estimates and Assumptions

Significant accounting judgments, estimates and assumptions that have been used in the preparation of our financial statements are set out below. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that may have a financial impact on the entity and that are believed to be reasonable under the circumstances. There have been no material developments or changes to the significant accounting policies discussed in our 2015 Annual Report filed on Form 20-F in December 2015.

We make estimates and assumptions concerning the future in determining accounting treatments and quantifying amounts for transactions and balances in certain circumstances. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

Impairment of goodwill and intangibles other than Patents

We determine whether goodwill and other intangibles other than patents are impaired at least on an annual basis (as of June 30, the end of our fiscal year) and when circumstances indicate the carrying value may be impaired. We have not performed an impairment test for goodwill and intangible assets since the filing of our 2015 Annual Report.

Changes in accounting policies and new standards and interpretations not yet adopted

We adopted new and amended Australian Accounting Standards and AASB Interpretations as of 1 July 2014. Our management believes that there has been no material impact on the financial statements of the Group from these new and amended Standards and Interpretations.

A number of new Standards, amendments to Standards and Interpretations are effective for annual periods beginning after 1 July 2015, and have not been applied in preparing these consolidated financial statements. None of these are expected to have a significant effect on the consolidated financial statements of the Group, except for:

●	AASB 9 Financial Instruments which becomes mandatory for the Group’s 2016 consolidated financial statements and could change the classification and measurement of financial instruments.

●	AASB 15 Revenue which becomes mandatory for the Group’s 2018 consolidated financial statements and could change the timing of revenue recognition by the Group.

The Group does not plan to adopt these Standards early, and the extent of the impact of adopting these Standards has not been determined.

Notes to the financial statements

2.	Operating segments

The Group has identified its operating segments based on the internal reports that are reviewed and used by the Board of Directors (the chief operating decision makers) in assessing performance and in determining the allocation of resources.

The consolidated entity’s operating companies are organised and managed separately according to the nature of the products and services they provide, with each segment offering different products and serving different markets.

The principal activities of segments within the consolidated entity were:

●	Solar PV provides engineering design, supply and installation services to retail, commercial and utility-scale domestic and international customers with professional engineering solutions to make effective use of solar power. Domestic products and services are generally small-scale solar power solutions suited to residential and small to medium enterprise applications. International products and services are generally focused on utility-scale solar generation system projects.
●	Parmac provides a full range of mechanical services and air-conditioning services in support of developers, builders and commercial tenants at the mid-tier level. Their specialty is working within existing mechanical services infrastructure and tight deadlines to deliver high-quality commercial grade air-conditioning solutions.
●	Monitoring & Performance Analytics provide an integrated, device-agnostic energy monitoring solution to maximize profitability for any solar PV installation. An all-in-one monitoring portal, users are provided with a robust suite of tools to remotely track energy production and system component performance.
●	RAPS/Technology Solutions includes operating remote area power systems (‘RAPS’) as well as the inclusion of other operations that utilise the Group’s patents relating to carbon block energy storage technology and other intellectual property. The Chatham Island wind project is included in the RAPS segment.
●	Corporate provides administrative and other services required to support the BlueNRGY group. This includes the Corporate Executive Team, Finance, Human Resources and Legal departments.

3 months ended December 31, 2015	Solar PV $’000	Parmac $’000	Monitoring & Performance Analytics* $’000	RAPS $’000	Corporate $’000	Consolidated $’000
Total Revenue	8,378	2,831	958	6	—	12,173

Segment net operating profit / (loss) before tax	5	(331)	(1,160)	(57)	(639)	(2,182)
Unallocated non-operating income and costs						(483)
Loss from continuing operations before income tax						(2,665)

* Includes O&M services

Notes to the financial statements

6 months ended December 31, 2015	Solar PV $’000	Parmac $’000	Monitoring & Performance Analytics* $’000	RAPS $’000	Corporate $’000	Consolidated $’000
Total Revenue	12,372	6,266	1,079	36	—	19,753
Segment net operating profit / (loss) before tax	(216)	(239)	(1,786)	(98)	(1,345)	(3,684)
Unallocated non-operating income and costs						(1,613)
Loss from continuing operations before income tax						(5,297)

* Includes O&M Services

3.	Expenses

	3 Months Ended	6 months ended
	December 31, 2015 $’000	December 31, 2015 $’000
Other expenses
Bad and doubtful debts	—	(13)
Compliance and consultants	384	690
Insurance	125	254
Occupancy expenses	163	309
Travel costs	156	292
Other expenses	354	605
	1,182	2,137

Share based payments expense
Share option expense (1)	—	1,267

Net finance costs
Interest income	—	—
Interest expense	271	355
	271	355

1 - Warrants with a term of three years to acquire 330,251 ordinary shares at an exercise price of $4.55 per share were issued in conjunction with the ordinary and subsidiary preference share issuance conducted to complete the Draker acquisition.

Notes to the financial statements

4.	Earnings per share

The following reflects the income used in the basic and diluted earnings per share computations. All calculations and disclosures reflect the 80:1 reverse stock split concluded in December 2015.

	3 Months Ended December 31, 2015 $’000	6 months ended December 31, 2015 $’000

(a) Earnings used in calculating earnings per share
Net profit/(loss) attributable to ordinary equity holders of the parent	(2,665)	(5,297)

(b) Weighted average number of shares
	Number of shares	Number of shares
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share	5,770,922	5,485,907
Weighted average number of ordinary shares used as the denominator in calculating diluted earnings per share	5,770,922	5,485,907

(c) Earnings per share
	$	$
Basic earnings / (loss) per share	(0.46)	(0.97)

Diluted earnings/(loss) per share	(0.46)	(0.97)

Basic earnings per share amounts are calculated by dividing net profit for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year.

Diluted earnings per share amounts are calculated by dividing the net profit attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares.

All share options on issue at the reporting dates were anti-dilutive and were excluded from the calculation of diluted earnings per share.

5.	Trade and other receivables

	December 31 2015 $’000	June 30 2015 $’000
Current
Trade receivables	6,322	2,493
Accrued income	2,104	31
Other receivables	275	277
	8,701	2,801

Notes to the financial statements

6.	Inventories

	December 31 2015 $’000	June 30 2015 $’000
Raw materials and stores	314	114
Work in progress	1,374	109
STCs	52	—
	1,740	223

7.	Other assets

	December 31 2015 $’000	June 30 2015 $’000
Current
Prepayments	613	110
Deposits	43	40
Other	6	1
	662	151

Non-current
Deposits	65	70

Notes to the financial statements

8.	Plant and equipment

	December 31 2015 $’000	June 30 2015 $’000
Computer hardware & software
At cost	539	468
Accumulated depreciation	(363)	(315)
Total computer hardware & software	176	153

Motor vehicles
At cost	355	349
Accumulated depreciation	(272)	(257)
Total motor vehicles	83	92

Plant and equipment
At cost	2,581	2,558
Accumulated depreciation	(808)	(736)
Total plant and equipment	1,773	1,822

Furniture, fittings & office equipment
At cost	303	270
Accumulated depreciation	(230)	(213)
Total furniture, fittings & office equipment	73	57

Leased motor vehicles
At cost	410	410
Accumulated amortisation	(257)	(219)
Total leased motor vehicles	153	191

Leasehold improvements
At cost	114	113
Accumulated amortisation	(90)	(72)
Total leasehold improvements	24	41

Total property, plant and equipment
At cost	4,302	4,168
Accumulated amortisation/depreciation	(2,020)	(1,812)
Total property, plant and equipment	2,282	2,356

Notes to the financial statements

9.	Goodwill and intangible assets

Reconciliation of carrying amounts at the beginning and end of the period

	Develop-ment Costs $’000	Goodwill $’000	Total $’000
6 months ended December 31, 2015
At July 1, 2015 net of impairment	212	13,804	14,016
Additions through Business Combination [1]	—	3,271	3,271
Foreign currency movement	12	216	228
Amortisation	(60)	—	(60)
At December 31, 2015 net of accumulated amortisation and impairment	164	17,291	17,455

At June 30, 2015
Cost (gross carrying amount)	367	28,748	29,115
Accumulated amortisation	(203)	(11,457)	(11,660)
Net carrying amount	164	17,291	17,455

1 Refer to Note 14 for the details of business combinations.

Goodwill

Goodwill is allocated to the Group’s cash-generating units (‘CGUs’) identified to the operating segments. A segment-level summary of the goodwill is presented below:

	December 31, 2015 $’000	June 30, 2015 $’000

Solar PV	4,654	4,654
Monitoring & Performance Analytics	11,471	7,984
Parmac	1,166	1,166
	17,291	13,804

We determine whether goodwill and other intangibles other than patents are impaired at least on an annual basis (as of June 30, the end of our fiscal year) and when circumstances indicate the carrying value may be impaired. We have not performed an impairment test for goodwill and intangible assets since the release of our 2015 Annual Report.

Notes to the financial statements

10.	Trade and other payables

	December 31 2015 $’000	June 30 2015 $’000
Current
Trade payables	10,812	3,177
Payroll related payables	770	779
Sales tax	60	178
Deferred revenue	495	46
Contingent consideration	191	191
Other accruals and payables	1,467	1,180
	13,795	5,551

Fair value

Due to the short-term nature of these payables, their carrying value is assumed to approximate their fair value.

11.	Interest-bearing loans and borrowings

	December 31 2015 $’000	June 30 2015 $’000
Current - secured
Other loans [1]	1,424	1,229
Finance leases	70	77

Current – unsecured
Other loans [2]	2,357	1,102
	3,851	2,408
Non-current – secured
Finance leases	216	156
Other loans [2]	148	—
Preference shares[3]	4,632	4,436
	4,996	4,592

1 Other loans – secured - current

The other loans – secured balance as at December 31, 2015 consists of three third-party loans, provided to subsidiaries within the Group. All of the obligations under these secured agreements are non-recourse to the group’s parent company.

An amount of $510,000 (US$372,000) is secured by the borrower’s right, title and interest in and to all of the tangible and intangible property of Green Earth Developers LLC. Interest is payable on this loan at the rate of 6% per annum. The loan is repayable on the tenth business day following receipt of written notice from the lender of such a demand. As at the date of this report, no such demand had been received from the lender.

Notes to the financial statements

An amount of $835,000 (US$599,000) is secured by the borrower’s right, title and interest to all its receivables of Parmac. Interest is currently payable on this loan at 2% per month. The loan is repayable on the tenth business day following receipt of written notice from the lender of such a demand. As at the date of this report, no such demand had been received from the lender. The lender is an affiliate of our Managing Director, Mr. William Morro.

An amount of $227,000 (US$166,000) is secured by the borrower’s right, title and interest to all its assets of Draker. Interest is payable on this loan at 2% per annum. The loan amortizes on a straight line basis and matures on November 7, 2018. An amount of $79,000 (US$58,000) is classified as current with the balance of $148,000 (US$108,000) classified as non-current.

2 Other loans – unsecured - current

The other loans – unsecured balance as at December 31, 2015 consists of two third-party loans, provided to the parent company and subsidiaries within the Group.

An amount of $1,559,000 (US$1,138,000) is unsecured and has a maturity date of July 31, 2016. The lender is an affiliate of our Managing Director, Mr. William Morro. Interest is payable on this loan at the rate of 15% per annum from the date of any advance through the repayment date and the note agreement provides for the Company to repay any or all of the outstanding principal at any time and, until repaid by the Company, grants our Managing Director the right to exchange any or all of the outstanding amounts payable under the note for our ordinary shares at a price per share of US$3.028, subject to adjustment for share splits and consolidations.

An amount of $798,000 is unsecured and has a maturity date of June 30, 2016. Interest is payable on this loan at the rate of 6% per annum. This loan was provided by Washington H. Soul Pattinson & Co. Ltd. (WHSP), a significant shareholder in the parent company.

3Preference Shares

On execution of the Deed of Company Arrangement on December 24, 2014, two of the Group’s subsidiaries Parmac Air-Conditioning and Mechanical Services Pty Limited (Parmac) and Chatham Island Wind Limited (CIWL) issued 3,600,000 US$1.00 non-voting, redeemable preference shares (‘RPS’). The RPS are convertible in into Company ordinary shares in whole or in part at any time after June 30, 2015 at a price of US$3.028 per share and are restricted to the extent that such conversion would result in any holder having more than 20% of the outstanding ordinary shares in the Company. RPS will receive an annual dividend of 4% per annum payable on December 31 each year. If dividends cannot be paid in cash, further RPS will be issued to satisfy the dividend amount. Subsidiary Preference Shares are redeemable by the Company, in whole or in part, at the Company’s sole election. The holder of the RPS may, at its discretion, force redemption through the sale of Parmac or CIWL if the RPS have not been converted or redeemed by December 31, 2017 (a “Mandated Sale”). The RPS are classified as a liability on the Statement of Financial Position as there exists an obligation for the issuer to deliver either cash or another financial asset to the holder in the event of a Mandated Sale.

Fair values

The carrying amount of the Group’s current and non-current borrowings approximates their fair values.

12.	Contributed equity

	December 31 2015 $’000	June 30 2015 $’000

Ordinary share capital, issued and fully paid	147,712	144,338
Class B Preferred shares, issued and fully paid	781	781
Subsidiary Preferred shares, issued and fully paid	2,070	—
	150,563	145,119

Notes to the financial statements

	2015
	Number of shares	$’000
Movement in ordinary shares [1]
Balance at the beginning of the period	5,142,580	144,338
Issue of shares under share purchase agreements	643,993	2,698
Issue in exchange for debt or services	9,241	85
Issue in exchange for executive compensation	144,125	599
Transaction costs	—	(8)
Balance at December 31, 2015	5,939,939	147,712

Movement in preference B shares on issue
Balance at the beginning of the period	600	781
Balance at December 31, 2015	600	781

Movements in Subsidiary Preferred Shares on issue
Balance at the beginning of the period	—	—
Issuance of subsidiary preferred shares	1,500	2,070
Balance at December 31, 2015	1,500	2,070

1 All share numbers adjusted to reflect the reverse stock split of 80:1 on ordinary shares completed in December 2015.

Terms and conditions of contributed equity

Ordinary shares have the right to receive dividends as declared and, in the event of winding up the Company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held. Covenants contained within the Preferred Shares on issue prevent BlueNRGY Group Limited from making dividend payments without the prior approval of the Preference Shareholders.

Ordinary shares entitle their holder to one vote, either in person or by proxy, at a meeting of the Company.

Class B Preferred Shares

Class B Preferred Shares have a liquidation preference over the Company’s Ordinary shares, are non-voting (except with respect to any Class B Preferred Stock matters) and are convertible at any time into Ordinary shares, in whole or in part, at each holder’s option. The number of Ordinary shares into which each Class B Preferred Share is convertible is determined by dividing the face value of each Class B Preferred Share plus accrued but unpaid dividends by US$3.03. Class B Preferred Shares have a right to receive dividends on March 31, June 30, September 30 and December 31 each year at an annual rate calculated on the face value of 8% from the date of issuance through January 31, 2015, after which date no dividends shall accrue. Dividends may be paid, at the Company’s option, in cash or ordinary shares. The Class B Preferred Shares are redeemable by the Company, in whole or in part, at the Company’s sole election.

Subsidiary Preferred Shares

In conjunction with the acquisition of Draker, the Company’s newly incorporated subsidiary, Draker Corp., issued 1,500 Subsidiary Preferred Shares with a face value of $2,070,000 (US$1,500,000). The Subsidiary Preferred shares are redeemable solely at Draker Corp’s option for cash at face value. The preference shares are convertible by the holder into BlueNRGY Group Limited ordinary shares at US$3.03 at any time. No dividends accrue on the preference shares. There is no recourse to the group’s parent company in relation to the Subsidiary Preferred Shares.

Notes to the financial statements

Share options

Options over ordinary shares: The following options (including conversion rights on redeemable preference shares) to purchase fully paid ordinary shares in the Company were outstanding at December 31, 2015:

Number of Ordinary Shares Issuable on Exercise	Warrants	Class B Preference Shares	Subsidiary Preference Shares - classified as liability	Subsidiary Preference Shares - classified as equity	Total

Balance at 1 July 2015	5,040	175,388	1,217,437	—	1,397,865
Granted during the period	495,377	—	—	495,377	990,754
Exercised during the period	—	—	—	—	—
Forfeited during the period	—	—	—	—	—
Balance at 31 December 2015	500,417	175,388	1,217,437	495,377	2,388,619
Weighted Average Exercise / Conversion Price (US$)	$4.54	$4.01	$3.03	$3.03

13.	Reserves

	Share options reserve $’000	Translation reserve $’000	Total $’000
At July 1, 2015	2,104	(411)	1,693
Current year translation	—	7	7
Share based payments	1,267	—	1,267
At December 31, 2015	3,371	(404)	2,967

Share options reserve

The share options reserve is used to record the value of share based payments provided to employees and directors as part of their remuneration and options granted as part of borrowing agreements.

Translation reserve

Exchange differences arising on translation of a foreign controlled entity are recognised in other comprehensive income and accumulated in a separate reserve within equity. The cumulative amount is reclassified to profit or loss when the net investment is disposed of.

Notes to the financial statements

14.	Business Combinations

(a) Acquisition of the assets and business operations of Draker Inc. (Draker)

On September 14, 2015, the Company formed a new U.S. subsidiary that entered into a material definitive agreement pursuant to which it acquired, on September 16, 2015 (the “Draker Transaction”), the monitoring platform, accounts receivable, inventory, plant, property and equipment and certain other assets of Draker, Inc. and Draker Laboratories, Inc. (together “Sellers”), including the Draker name, trademark, and all copyrights then owned by the Sellers. Immediately subsequent to the Draker Transaction, the Company’s acquisition subsidiary changed its name to Draker Corporation and the names of the Sellers were changed to delete the Draker name.

Draker provides equipment and monitoring services to measure the performance of PV Solar generation installations and is included in our Monitoring & Performance Analytics CGU.

Details of purchase consideration, net liability acquired and goodwill at acquisition date are as follows:

Purchase consideration	Quantity	Price (US$)	Total $’000 (US$)	Total $’000 (AUD$)

Total purchase consideration - Cash			2,158	2,948

Assets and liabilities acquired	Cost		Fair value
	$’000 US$		$’000 US$
Trade & trade receivables	660		660	902
Inventories	200		200	273
Fixed assets	83		83	113
Total assets	943		943	1,288

Supplier arrangement costs	—		147	201
Historical warranty	—		150	205
Customer servicing costs	—		113	154
System rectification costs	—		598	817
Loan assumed	170		170	233
Net assets / (liability)	773		(235)	(322)

Goodwill on acquisition			2,393	3,270
Translation adjustment at balance date			—	217
Goodwill at balance date			2,393	3,487

15.	Financial risk management objectives and policies

The Group’s principal financial instruments comprise receivables, payables, loans, finance leases, and cash and short-term deposits.

Risk exposures and responses

The Group manages its exposure to key financial risks in accordance with the Group’s financial risk management policy. The objective of the policy is to support the delivery of the Group’s financial targets whilst protecting future financial security.

The main risks arising from the Group’s financial instruments are interest rate risk, foreign currency risk, credit risk, price risk, and liquidity risk. Primary responsibility for identification and control of financial risks rests with the Audit Committee under the authority of the Board. The Board reviews and agrees policies for managing each of the risks identified below.

(a)	Interest rate risk

The Group’s main interest rate risk arises from borrowings. Borrowings issued at variable rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk only if the borrowings are carried at fair value, which is not the Group’s policy. There were no variable rate borrowings at December 2015.

Notes to the financial statements

Financial risk management objectives and policies (continued)

(b)	Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Group’s exposure to the risk of changes in foreign exchange rates relates primarily to the Group’s operating activities, borrowings, and financial assets.

(c)	Price risk

The Group has no significant exposure to price risk.

(d)	Credit risk

Credit risk arises from the financial assets of the Group, which comprise cash and cash equivalents, and trade and other receivables. The Group’s exposure to credit risk arises from potential default of the counter party, with a maximum exposure equal to the carrying amount of these instruments.

The Group does not hold any credit derivatives to offset its credit exposure. The Group trades only with recognised, creditworthy third parties, and as such collateral is not requested, nor is it the Group’s policy to securitise its trade and other receivables. It is the Group’s policy that all customers who wish to trade on credit terms are subject to credit verification procedures including an assessment of their independent credit rating, financial position, past experience and industry reputation. In addition, receivable balances are monitored on an ongoing basis.

There are no significant concentrations of credit risk within the Group and financial instruments are spread amongst a number of organisations to minimise the risk of default of counterparties.

(e)	Liquidity risk

The Group’s objective is to maintain a balance between continuity of funding and flexibility through the use of a variety of equity and debt instruments.

16.	Contingent Liabilities

In December 2014 a class action securities suit was filed in a US federal court against the Company, various current and former officers and directors, the underwriters of an equity raising conducted by the Group in 2014 and the previous auditors of the Group. In August 2015, the Complaint was amended to include one of the Group’s continuing subsidiaries, CBD Energy (USA) Limited (“USA Ltd”). The Complaint is in relation to shares issued by the Group to the public in October 2014, and the lodgement and later withdrawal of the financial reports for the years ended 30 June 2012 and 2013 signed by Directors on 2 November 2012 and 27 November 2013 respectively due to errors identified by Directors and the previous auditors. A claim has not been quantified in the Complaint. The Complaint against the parent entity was extinguished pursuant to the terms of the DOCA. USA Ltd and the relevant current and former Directors and Officers of the parent entity are covered by an insurance policy for such claims, however, the policy includes a retained exposure for USA Ltd of $250,000 and a maximum insured amount. Further legal costs and any retained exposure determined as being payable in relation to the Complaint against USA Ltd may need to be funded in part or in whole by the Group. The outcome of the potential action cannot be determined at this time, and a liability has not been recognised in these financial statements in relation to the Complaint.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read together with our condensed financial statements, including the accompanying notes, included in this Report. Unless otherwise specified, all dollar amounts are presented in Australian dollars and represented by the notation A$. Some of the information in the discussion and analysis set forth below and elsewhere in this Report includes forward-looking statements based on current expectations that involve risks and uncertainties.

Company Overview

We are an Australian corporation operating in the renewable energy and energy-efficiency sectors. Our businesses provide technology and services that allow owners of renewable generation assets to monitor and maximize power production and return on investment throughout the lifecycle of this long-lived class of assets. In some regions where we operate, most notably in Australia and the USA, this includes the application of our engineering know-how and extensive data resources to design and install efficient new renewable systems and to upgrade, retrofit and optimize existing facilities. In Australia, we also deliver differentiated products and services that are designed to allow electricity consumers to reduce power costs and increase efficiency of their electricity consumption.

Our activities are currently divided among the following lines of business:

•	Renewable Power Systems Data Management
•	Solar Photovoltaic (or PV) – ranging from small scale residential up to megawatt-scale scale installations
•	Operations & Maintenance*, Facilities Management & RAPS
•	Energy Efficiency/Technology Solutions

* Incubated within the Data Management Segment through December 31, 2015

Renewable Power Systems Data Management, Operations & Maintenance.

Data Management and Related Products and Services. We entered the business of data management and the provision of O&M services for renewable generation assets in January 2015 with our acquisition of BlueNRGY LLC. At the time we acquired BlueNRGY LLC, the BlueNRGY data management business was in the early stages of commercialization.

In September 2015 we acquired the Draker data management platform. The Draker Transaction substantially boosted our U.S. market position to being, in the judgment of our management, one of the leading independent providers of monitoring and data management services for solar PV facilities. Despite Draker’s market standing and broad customer base, numerous customers suffered delivery or service interruptions prior to our consummation of the Draker Transaction. Consequently, we experienced some short-term customer attrition and interruption of the historical growth pattern for this business for a few months following the acquisition. Nevertheless, we expect our Data Management and related revenues to grow strongly during the second half of our 2016 fiscal year due to upgrades we have made to the Draker system and its complete integration with the BlueNRGY technology, positive industry growth dynamics, particularly in the USA, and our ability to broaden the served market base for Draker data collection systems and software services to other countries where we operate.

Subsequent to our consummation of the Draker Transaction we have made, and continue to make, substantial expenditures to upgrade and integrate the Draker and BlueNRGY software platforms. We are also expending resources to deploy the combined data management capability throughout our primary markets and in Europe and emerging markets where there is substantial growth in solar PV deployments. Consequently our data monitoring business will sustain losses through our 2016 fiscal year. We expect a turnaround to positive profitability for this line of business in the 2017 fiscal year, however, there can be no assurances about when, if ever, the data management business will become profitable.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Solar PV.

Large-scale. Our large-scale solar business, currently our largest line of business, is a project-based business focused on installations of solar PV generating capacity that generally range in size from approximately 500KW to 8MW. We have constructed such large-scale, or megawatt-scale, solar projects in geographically diverse locations, usually outside of Australia, although management is exploring opportunities to increase the level of activity in Australia as component costs have declined and system costs are now at or approaching grid parity in most states. The intense nature of the competition in this business line has caused the number and installation rate of large-scale projects awarded to us to be irregular. Consequently, we have evolved our cost structure for this segment to be scalable, both up and down. Other than a core team of staff members based in Australia and the USA who handle project engineering and overall project management, we rely heavily on outsourcing and sub-contractors working in markets where projects are constructed. As a consequence of these initiatives, our large-scale solar business has made a positive contribution to operating profit in the first half of our 2016 fiscal year. Our management expects this dynamic to continue, but there can be no assurance that such expectations will be borne out or that this segment of our business will avoid losses in the future.

Generally we undertake large-scale solar projects as an engineering, procurement, and construction (“EPC”) contractor working for customer owners. In this role we remain subject to competitive bidding processes, with the number of projects awarded being small and the timing uncertain. With a few exceptions, project fulfillment cycles have been short, typically less than 6 months, and we are paid on a progress-payment basis. In general, the timing of payments to suppliers has been closely linked to progress payments, where applicable, thereby limiting the net working capital requirements the company needs to support these projects. In cases where we construct projects and on-sell the project at completion, construction financing has been sourced to meet working capital requirements. Because of the short execution cycle, we have not historically tracked backlog for our large-scale solar business but it is our intention to begin to do so as new projects are awarded. Because of uncertainties in the contract bidding process, there can be no assurance about when we will win a new contract.

Small-scale. Our small-scale solar business has been concentrated in Australia and focused on residential or small-commercial customers who are typically installing solar PV generating capacity on their rooftops to offset the costs of their own electricity purchases. The market for small-scale systems is fragmented, highly competitive and commoditized and as a result, we have made the decision not to pursue business in this area at this time, and may never enter this market again in future.

O&M Services. Since the acquisition of BlueNRGY LLC the revenues in this line of business have not been material to our overall operations and this business was incubated in our Data Management segment under bundled service contracts. Beginning in January 2016, this line of business will be broken out separately. Although we are working actively to accelerate the growth of O&M services, there can be no assurance as to when or whether this line of business will be large enough to significantly affect our financial performance.

RAPS. This business segment currently comprises solely of The Chatham Island Project, which was completed in 2010 and is 100% owned by us as a power generating asset. There is currently a dispute regarding the status of the Chatham Island contract and consequently, no revenue is currently being received from the project. At present we are unable to project the outcome of this dispute or whether we will realize continuing value from the Chatham Island Project Assets that are recorded in our financial statements without provision for impairment.

Energy Efficiency/Technology Solutions

Parmac. Parmac’s business depends heavily on the level of activity for commercial and industrial development in the region around Melbourne. The pace of general construction is cyclical in this market and is related to factors such as the general economic conditions in Australia, the strength of the commodities markets that underpin large segments of the Australian economy, demographic and other trends affecting growth in the state of Victoria and the bidding success of construction general contractors with which Parmac is aligned. The overall market is small enough that the flow of bidding opportunities can be irregular and work load from awarded projects can be volatile. Resulting low utilization of project personnel and staff can lead to losses, notwithstanding improved performance on individual contracts.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Acquisitions

Draker Transaction

On September 16, 2015, we acquired, through a newly formed U.S. subsidiary, the monitoring platform, accounts receivable, inventory, plant, property and equipment and certain other assets of Draker, Inc. and Draker Laboratories, Inc. (together “Sellers”), including the Draker name, trademark, and all copyrights then owned by the Sellers. Immediately subsequent to the transaction, referred to as the Draker Transaction, our acquisition subsidiary changed its name to Draker Corporation and the names of the Sellers were changed to delete the “Draker” name. With the exception of the Seller’s secured indebtedness to the Vermont Economic Development Authority amounting to approximately US$0.2 million, Draker Corporation did not assume Seller’s liabilities, we have, however, recognized liabilities for certain costs incurred since the Draker acquisition as liabilities as at the date of the transaction. As a result of the Draker Transaction, we are supplying monitoring services to Seller’s customers while we negotiate and document continuing service agreements at more than 2,000 sites in the Americas, Japan and Europe. Cash consideration paid to Sellers, including interim operating loans that we do not believe to be recoverable, totaled approximately US$2.4 million.

Results of Operations

The following table sets out the results of our operations for the three months and six months ended December 31, 2015:

	3 Months Ended	6 months ended
	December 31, 2015 A$’000	December 31, 2015 A$’000

Revenues from continuing operations	12,173	19,753
Operating Expenses

Cost of raw materials, consumables used, and contractors	(10,093)	(15,569)
Employee benefit expenses	(2,940)	(5,459)
Bad and doubtful debts	—	13
Compliance and consultants	(384)	(690)
Insurance	(125)	(259)
Occupancy expenses	(163)	(309)
Travel costs	(156)	(292)
Other expenses	(354)	(604)
Amortisation and depreciation	(138)	(266)
Sub-total - operating costs	(14,353)	(23,435)

Other income	(214)	7
Share based payments expense	—	(1,267)
Net finance income/(costs)	(271)	(355)
Loss from continuing operations before income tax	(2,665)	(5,297)
Income tax benefit/(expense)	—	—
Net profit/(loss) for the period	(2,665)	(5,297)

Other comprehensive income	105	7

Total comprehensive profit/(loss) for the period	(2,560)	(5,290)

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Operating revenue

Total operating revenues from continuing operations were A$12.2 million for the 3 months to December 31, 2015 and A$7.6 million for the 3 months to September 30, 2015 totaling A$19.8 million for the six months to December 31, 2015. The revenues by operating division are:

	3 months ended December 31, 2015	3 months ended September 30, 2015	6 months ended December 31, 2015
	A$’000	A$’000	A$’000

Solar PV	8,378	3,994	12,372
Parmac	2,831	3,435	6,266
Monitoring & Performance Analytics*	958	121	1,079
RAPS	6	30	36
Consolidated	12,173	7,580	19,753

* Includes O&M Services

The Solar PV revenue was predominantly from the performance of large scale EPC contracts performed in the USA by our GED subsidiary. The increase in revenue from the September to December quarter was as a result of the increased construction activity in the December quarter. Around 80% of Parmac’s revenue is derived from its contracting business with the 20% balance from its services division. The contracting business in particular is impacted by the timing of contract delivery as requested by our customers. The increase in revenue run rate from the Monitoring & Performance Analytics division seen in the 3 months ended December 31, 2015 is attributable primarily to the Draker acquisition. RAPS revenue has been impacted by the ongoing contractual dispute regarding the Chatham Island wind farm.

Backlog

Our revenue backlog (1) at December 31, 2015 by operating division are:

	As at December 31, 2015	As at June 30, 2015
	A$’000	A$’000

Solar PV	11,922	14,026
Parmac	2,161	2,638
Monitoring & Performance Analytics	505	—
Consolidated	14,588	16,664

(1) Backlog is defined as contracted revenue with customers which has not yet been delivered. In the case of our Monitoring & Performance Analytics division this does not include anticipated renewals for subscription service customers (unless renewal order has been received).

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Operating costs

Operating costs for the 3 months and six months to December 31, 2015 expressed in Australian dollars and as a percentage of revenue are shown below:

	3 Months Ended		6 months ended
	December 31, 2015 A$’000%		December 31, 2015 A$’000%

Cost of raw materials, consumables used, and contractors	10,093	82.9%	15,569	78.8%
Employee benefit expenses	2,940	24.2%	5,459	27.6%
Bad and doubtful debts	—	0.0%	(13)	-0.1%
Compliance and consultants	384	3.2%	690	3.5%
Insurance	125	1.0%	259	1.3%
Occupancy expenses	163	1.3%	309	1.6%
Travel costs	156	1.3%	292	1.5%
Other expenses	354	2.9%	604	3.1%
Amortisation and depreciation	138	1.1%	266	1.3%
Total operating costs	14,353		23,435

Operating costs by division are shown in the table below:

	3 months ended December 31, 2015	3 months ended September 30, 2015	6 months ended December 31, 2015
	A$’000	A$’000	A$’000

Solar PV	8,371	4,215	12,586
Parmac	3,162	3,343	6,505
Monitoring & Performance Analytics*	2,118	747	2,865
RAPS	63	71	134
Corporate	639	706	1,345
Consolidated	14,353	9,082	23,435

* Includes O&M Services

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Cost of raw materials, consumables used, and contractors

The increase in percentage of cost of raw materials, consumables used, and contractors in the 3 months ended December 31, 2015 is a result of the increased proportion of revenue derived from our lower margin large scale solar division relative to other divisions in that period which contributes to the increase in operating costs for the Solar division from A$4.2 million in the 3 months to September 30, 2015 to A$8.4 million in the three months to December 31, 2015.

Employee benefit expenses

The decrease in percentage of employee benefit expenses in the 3 months ended December 31, 2015 is a result of the increased proportion of revenue derived from our large scale solar division relative to other divisions in that period. The solar division’s employee costs are relatively fixed despite increased revenues due to the outsourcing arrangements in place to perform the construction of those projects. On an annualized basis employees benefits expenses have increased in the three months to December 31, 2015 as a result of the Draker acquisition and the labor costs incurred in rectifying and improving the Draker monitoring system.

Bad and doubtful debts

We have not incurred any bad debts in the six months ended December 31, 2015 and were able to recover a small amount of debts previously written off as bad.

Compliance and consultants

Compliance and consulting costs have remained relatively constant in the six months ended December 31, 2015. These largely relate to audit, legal and Draker system IT developer costs.

Insurance

Insurance costs have remained relatively constant in the six months ended December 31, 2015. These largely relate to D&O, professional indemnity, work cover and general insurance costs.

Occupancy expenses

Occupancy costs have decreased from 1.6% to 1.3% as a percentage of revenue in the 3 months to December 31, 2015 as a result of increased revenues. The increased office rental costs arising from the Draker acquisition have largely been offset by savings made elsewhere from re-arranging office leases.

Travel costs

Travel costs have remained relatively constant in the six months ended December 31, 2015 and are mainly attributable to the extensive travel requirements of our executive team to manage global operations and explore new business opportunities.

Other expenses

Other expenses have decreased from 3.1% to 2.9% of revenues for the 3 months ended December 31, 2015 as they have not increased at the same rate as revenue has increased over the period.

Amortisation and depreciation

Total depreciation and amortization expense remained consistent over the six months as it relates to RAPS, Parmac and corporate assets largely unaffected by changes in revenue.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-operating income and expenses

Other income

Other income is almost completely derived from unrealized foreign currency gains (or losses) on our US dollar denominated loans and borrowings.

Share based payments expense

The share based payments expense relates to the issuance of warrants and options for further investment to subscribers of new subsidiary preference shares during the six months ended December 31, 2015. The warrants and options were values using the Black-Scholes methodology.

Finance costs

Finance costs are interest expense incurred on our interest bearing loans and borrowings as more fully described in Note 12 above.

Liquidity and Capital Resources

Our ability to continue as a going concern and to achieve our future business objectives depends on our ability to accomplish some or all of the following:

●	Attain profitability: Not all of our subsidiaries are contributing cash flow to cover our corporate costs and we are not operating profitably overall. However, we are continually reviewing costs structures in our operating subsidiaries and making the appropriate changes to maximize cash flow and profitability of our businesses. New business opportunities are carefully assessed with a view to ensuring their potential to contribute to profits without undue consumption of working capital. Specifically, during the six months ended December 31, 2015 we have reduced the number of employees in our Solar PV business units and corporate units to lower costs and better match the current scope of our activities. In addition, we have completed the Draker transaction which we believe gives us a platform to achieve profitability in our Monitoring & Performance Analytics within the next 12 months.

●	Raise new debt and/or equity capital: We continue to discuss opportunities for further investment with current equity holders and have raised A$4.8 million from existing and new investors in the six months ended December 31, 2015. In addition, we have been successful in establishing a working capital facility for our Parmac and Draker subsidiaries. The holders of our Preference shares classified as liabilities of A$4.6 million and unsecured loans of A$2.4 million are significant ordinary shareholders of ours and we have no indication at this time that they will withdraw financial support from the company.

Our management and Board have determined that there is a risk that our funding requirements may not be successfully met through the foregoing initiatives and that some of our initiatives may not be successful. However, as previously mentioned, we have achieved some operating and financing objectives and our management and board believe that we have a reasonable prospect of achieving others; consequently, we have no intention to liquidate or cease trading.

Cash Flow Analysis

Our primary capital requirement is to fund the purchase of goods and services to support our EPC style businesses and to for employee and contractor costs in our services based divisions. Significant sources of liquidity are cash on hand, cash flows from operating activities, working capital, borrowings and proceeds from equity financings. As of December 31, 2015, we had approximately A$924,000 in cash on hand.

Cash used in operating activities was approximately A$2.4 million for the six months ended December 31, 2015 and A$0.8 million for the 3 months to the same date. The excess of disbursements to suppliers and employees over receipts in the six months ended December 31, 2015 was A$2.4 million and was largely driven by funding of ongoing operating losses, excluding non-cash items of share based payments and accrued but unpaid finance costs.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Cash used in investing activities was A$2.9 million for the six months ended December 31, 2015 which was the amount paid to complete on the Draker transaction.

Cash provided by financing activities was approximately A$5.8 million for the six months ended December 31, 2015. During the six months ended December 31, 2015, we received A$4.8 million in proceeds from the issuance of ordinary shares and subsidiary preference shares, along with A$1.0 million of borrowings.

Indebtedness

Within our group of companies we have various loans and borrowings and trade creditor arrangements in place as described below.

BlueNRGY Group Limited – parent company

Through December 31, 2015 we have obtained corporate debt financing of A$ 2.3 million from shareholders and affiliates of management and subsequently borrowed A$1.3 million from these sources through March 31, 2016. In addition, we had accumulated trade creditor balances amounting to approximately A$0.3 million as of December 31, 2015 and which is not materially changed as of March 31, 2016; some of these trade creditor balances are past due, but our trade creditors with deferred payment balances are cooperating to defer payments until we can realize subscriptions receivable or arrange other financing. However, there is no assurance that their cooperation will continue and we could be faced, without notice, with immediate payment obligations that we cannot meet.

Parmac

Working Capital Facility - secured: In April 2015 one of our subsidiaries, Parmac, secured a line of credit with an affiliate of our Managing Director, for up to US$0.5 million, referred to as the Parmac Liquidity Facility, against which Parmac has drawn the maximum amount of funds available to meet its working capital needs. The Liquidity Facility had a term of four months and reverted to being a demand note in July 2015. The facility has a commitment fee of 7.5% of the principal amount and interest is charged at 1.0% per month on the outstanding balance for the first 90 days (or duration of the facility if shorter), 1.25% per month on the outstanding balance during the next month and 2.0% per month on any outstanding exposure thereafter (a default rate) until the loan is repaid. The Parmac Liquidity Facility is currently secured by a lien on all of the assets of Parmac except statutory liens and liens under finance leases, as described below.

Deferred Trade Obligations (unsecured): As of December 31, 2015, Parmac had outstanding A$0.3 million of significantly overdue trade accounts payable. These deferred payables are being paid down on an informal deferred payment arrangement. Our direct trade creditors with deferred payment balances are cooperating to defer payments until we can arrange other financing or generate sufficient operating cash flows to pay the outstanding balances. However, there is no assurance that their cooperation will continue and we could be faced, without notice, with immediate payment obligations that we cannot meet.

Finance Leases (secured): We have obligations under various financing leases for equipment and motor vehicles aggregating A$0.3 million as of December 31, 2015. The lessors have a perfected senior security interest in the equipment or vehicles covered by the leases. The terms of the leases vary, with the longest scheduled to be retired in approximately 3 years. Required payments under our financing leases are generally monthly or quarterly. We recognize these financing lease obligations as debt on our balance sheet. As of December 31, 2015 A$0.1 million of the financing leases were recorded as current obligations and the remaining A$0.2 million finance lease balance was classified as non-current.

Redeemable Preference Shares (unsecured): In January 2015, Parmac issued 2,200,000 US$1.00 non-voting, redeemable preference shares (‘RPS’). The Parmac RPS are convertible in into parent company Ordinary Shares in whole or in part at any time after June 30, 2015 at a price of US$0.03785 per share and are restricted to the extent that such conversion would result in any holder having more than 20% of the outstanding ordinary shares in the Company. RPS receive an annual dividend of 4% per annum payable on December 31 each year. If dividends cannot be paid in cash, further RPS will be issued to satisfy the dividend amount. RPS are redeemable by Parmac, in whole or in part, at our sole election. The holder of the RPS may, at its discretion, force redemption through the sale of Parmac if the RPS have not been converted or redeemed by December 31, 2017. The RPS are classified as a liability on the Statement of Financial Position as there exists an obligation for Parmac to deliver either cash or another financial asset to the holder at some point in the future. The face value of the Parmac RPS at December 31, 2015 is US$2,200,000.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

GED

Working Capital Facility (secured): In November 2014 Washington H. Soul Pattinson & Co. Ltd. (WHSP) extended to one of our subsidiaries – Green Earth Developers LLC (GED) a secured line of credit for up to US$0.36 million, referred to as the GED Liquidity Facility, against which we drew funds to fund operations and working capital for GED. The Company borrowed the maximum amount available under the GED Liquidity Facility and no repayments have been made. The Liquidity Facility is repayable within 10 days of a repayment demand. No demand for repayment has been made at the date of this report. The interest rate applicable to funds drawn under the Liquidity Facility is 6% per annum calculated on any drawn amounts. The GED Liquidity Facility is secured by a first lien on the assets of GED.

Deferred Trade Obligations (unsecured): As of the effective date of the DOCA, our GED subsidiary had past due balances with a number of large trade creditors who were collectively owed approximately US$0.5 million. We entered into deferred payment arrangements, referred to as Payment Plan Agreements, with these trade creditors whereby GED committed to make periodic payments to these creditors to satisfy the indebtedness. No interest or other charges are payable on the Payment Plan Agreements. As of December 31, 2015 the Payment Plan Agreements balance had been reduced to US$0.4 million but GED was behind in meeting the periodic payment obligations thereunder. There can be no assurance that the affected creditors will continue to forbear in the collections of amounts owed by GED

BlueNRGY LLC

Deferred Trade Obligations (unsecured): As of December 31, 2015, our BlueNRGY LLC subsidiary had past due balances with a number of trade creditors who were collectively owed US$0.2 million. We have entered into deferred payment arrangements with a number of these creditors and are in discussions with the largest creditor to settle the balance owing through the issuance of our shares.

Chatham Island Wind Limited (CIWL)

Redeemable Preference Shares (unsecured): In January 2015, CIWL issued 1,400,000 US$1.00 non-voting, redeemable preference shares (‘RPS’). The RPS are convertible in into parent company Ordinary Shares whole or in part at any time after June 30, 2015 at a price of US$0.03785 per share and are restricted to the extent that such conversion would result in any holder having more than 20% of the outstanding ordinary shares in the Company; provided however, if the CIWL contract with CIEL is terminated, the CIWL RPS cannot be converted. The CIWL RPS receive an annual dividend of 4% per annum payable on December 31 each year. If dividends cannot be paid in cash, further RPS will be issued to satisfy the dividend amount. RPS are redeemable by CIWL, in whole or in part, at our sole election. The holder of the RPS may, at its discretion, force redemption through the sale of CIWL if the RPS have not been converted or redeemed by December 31, 2017. The RPS are classified as a liability on the Statement of Financial Position as there exists an obligation for CIWL to deliver either cash or another financial asset to the holder at some point in the future. The face value of the CIWL RPS at December 31, 2015 is US$1,200,000.

Evaluation of Disclosure Controls and Procedures

Management assessed the effectiveness of the Company’s internal control over financial reporting as of June 30, 2015 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework) Internal Control-Integrated Framework. Based on this assessment, management concluded that the Company’s internal control over financial reporting as of December 31, 2015 was not materially changed from June 30, 2015 and that material weakness remains in the design and operating effectiveness of our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. Refer to the applicable risk factors as well as Item 15 in our 2015 Annual Report.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Legal Proceedings

As more fully described in Note 16 to our unaudited condensed consolidated financial statements for the six months ended December 31, 2015 a class action securities suit was filed in a US federal court against the Company, one of its subsidiaries and certain of its continuing officers and directors. The outcome of the potential action cannot be determined at this time, and a liability has not been recognised in these financial statements in relation to the Complaint. The Company faces no other litigation believed by our management to be material.

Risk Factors

Our Management has reviewed the Risk Factors disclosed in Item 3.D. of our Annual Report on Form 20-F for the Fiscal Year Ended June 30, 2015 dated December 9, 2015 and do not consider any changes or updates are currently required except as follows:

Our indebtedness to lenders and other creditors is significant relative to our liquidity and we may encounter demands for payment that we cannot meet, which could have adverse consequences for our business and future prospects.

Our instalment notes and other liabilities payable by our corporate parent and many of our subsidiaries as of December 31, 2015 (excluding current trade balances and accruals and Redeemable Preference Shares) was approximately A$1.7 million in the aggregate and has increased subsequently. At our corporate parent and operating subsidiaries where there is an excess of current liabilities over current assets, the excess was approximately A$6.2 million, as of December 31, 2015 including that portion of deferred trade obligations and debt classified as current. While we have negotiated to satisfy this indebtedness in the future, (as discussed above under the heading “Indebtedness”), our ability to meet our obligations when payment is due will also depend on our cash reserves, available additional financing and ongoing operating performance, and there can be no assurance that we will possess or be able to secure the resources to meet these obligations when they become due.

Although we are not currently involved in litigation with any creditors involving material amounts, there can be no assurance that creditors who have agreed to payment terms will continue to forbear if we cannot meet those terms. In such case we may receive demands for immediate payment that exceed our ability to pay. Our failure to satisfy or refinance these obligations when due would have a material adverse impact on the indebted operating subsidiaries and could jeopardize our ability or that of the affected operating subsidiaries to continue in business and could cause us to liquidate, resulting in the total loss of value to our shareholders.